Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-183470

April 8, 2013

Changes to GSG: Steps towards improving product quality and resultant tax changes

What changed

Effective April 8, 2013, the Chicago Mercantile Exchange (“CME”) will no longer require a 100% margin deposit for the index futures held by GSG, the iShares S&P GSCI Commodity-Indexed Trust (the “Trust”). The new margin requirements will now be consistent with that of other exchange traded futures contracts, which is approximately 3-10% of the contract’s value.

Steps towards standardization and improved product quality

This is another step that brings the underlying index futures closer towards standardization with other exchange traded futures contracts, and may lead to increased liquidity. Increased liquidity may result in better tracking and less transaction costs for GSG investors.

No change to investor’s expected economic experience

The decreased margin requirement does not change any economics underlying the Trust, nor does it lead to any sort of leveraged return. Consistent with the Trust’s benchmark and investment objective, GSG will invest the fully collateralized value of the futures contracts in short-term U.S. Treasuries and cash, in accordance with the underlying index methodology.

Change in tax treatment

Recognition of gains or losses

The change in margin requirement will result in the recognition of gains or losses on the index futures held by GSG on April 8, 2013. Investors will be required to include in income their allocable share of GSG’s recognized gain or loss, as shown on their Schedule K-1.

Mark-to-market treatment

Due to the margin requirement change, the index futures held by GSG must now be treated similarly to other “section 1256 contracts” (e.g., exchange traded futures contracts) under section 1256 of the Internal Revenue Code, which are generally subject to “mark-to-market” rules. Under these rules, each section 1256 contract held at the end of the tax year is treated as if it were sold at fair market value on the last business day of the tax year.

Change in tax character of gains or losses

Gains or losses on section 1256 contracts are treated as 60% long term and 40% short term, regardless of how long the contracts were held. Previously, the nature of gains or losses on the index futures contracts was determined by the holding period of the contracts.

Annual gains or losses to appear on the Schedule K-1 going forward

As a result of these changes, investors should expect to see gains or losses on their Schedules K-1 every year. In the past, gains or losses generally would be triggered and would appear on the Schedule K-1 only when the index futures contracts were “rolled” into newly listed contracts prior to their expiration. The last roll of index futures held by GSG was in February 2011. It is anticipated that the gains or losses from section 1256 contracts will appear on Line 11 of the Schedule K-1.

This change is not expected to give rise to UBTI (unrelated business taxable income) for tax-exempt investors.

This information does not constitute tax advice. Investors should consult their own tax advisor on the tax treatment of their investments.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The Trust and the iShares® S&P GSCI® Commodity-Indexed Investing Pool LLC (“Investing Pool”), in which the Trust invests all its assets, are each commodity pools as defined in the Commodity Exchange Act and the regulations of the Commodity Futures Trading Commission (“CFTC”). The Sponsor of the Trust is BlackRock Asset Management International Inc. (“BAMII”), a commodity pool operator (“CPO”) registered with the CFTC. BAMII is also the Manager and CPO of the Investing Pool. BlackRock Fund Advisors (“BFA”) serves as the commodity trading advisor of the Investing Pool and is registered under the Commodity Exchange Act. BlackRock Investments, LLC (“BRIL”), a broker-dealer and Financial Industry Regulatory Authority (“FINRA”) member, provides promotional support to the Trust. BlackRock Institutional Trust Company, N.A. (“BTC”), a national banking association, is the Trustee of the Trust. BAMII, BFA, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, “BlackRock”). Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds.

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index (“Index”), depends on the value of the futures contracts on the S&P GSCI® Excess Return Index (“S&P GSCI-ER”) held by the Investing Pool, and will fluctuate based on the prices of commodity futures contracts reflected in the S&P GSCI-ER. Commodities markets have historically been extremely volatile. Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Investing Pool’s assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of an investment in the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

BlackRock does not provide tax advice. Please note that (i) any discussion of U.S. tax matters contained in this communication cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor’s or its affiliates. Neither Standard & Poor’s, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

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